1. Name and Address of Reporting Person:  Jimmie T. G. Coulson
6302 South Corkery Road    Spokane WA  99223
2. Issuer Name and Ticker or Trading Symbol:  The Coeur d'Alenes Company
3. Social Security Number of Reporting Person:
4. Statement for Month/Year:  January 2000
6. Relationship of Reporting Person to Issuer: Director, Officer - President/ CEO 10% owner
Non Derivative Securities Acquired, Disposed of, or beneficially Owned
1. Title of Security:  Common Stock
2. Transaction Date:  1/15/00
3. Transaction Code:  G
4. Securities Disposed:  Amount - 10,000
   (D) Disposed Price 		N/A
5. Amount of Securities Beneficially Owned at End of Month:  2,092,461
6. Ownership Form:  Direct
7. Nature of Indirect Beneficial Ownership:  N/A
Derivative Securities Acquired, Disposed Of, Or Beneficially Owned
1. Title of Derivative Security:
2. Conversion or Exercise Price of Derivative Security:
3. Transaction Date:
4. Transaction Code:  Code C
5. Number of Derivative Securities Acquired:
6. Date Exercisable and Expiration Date:  Date:
7. Title and Amount of Underlying Securities:  Title:  Common Stock
Amt or Number of shares:
8. Price of Derivative Security:
9. Number of Derivative Securities Beneficially owned at end of month: